UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29507/ November 22, 2010

_____
In the Matter of   :
                                        :
FEDERATED INVESTMENT PORTFOLIOS   :
Federated Investors Funds   :
4000 Ericsson Dr.   :
Warrendale, PA 15086-7561   :
                                        :
(811-7461)   :
                                        :
_____ :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Federated Investment Portfolios filed an application on August 3,
2010, and amended on October 22, 2010, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On October 29, 2010, a notice of filing of the application was
issued (Investment Company Act Release No. 29493). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued
unless a hearing was ordered. No request for a hearing has been
filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                              Elizabeth M. Murphy
                              Secretary